July 11, 2018

Robert McGuire
Chief Executive Officer
Plantation Corp.
514 Grand Avenue, Suite 161
Laramie, WY 82070

       Re: Plantation Corp.
           Amendment 1 to
           Registration Statement on Form S-1
           Filed July 3, 2018
           File No. 333-224534

Dear Mr. McGuire:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2018 letter.

Amendment 1 to Form S-1 filed July 3, 2018

Where You Can Find Us, page 5

1. It appears that your address disclosed here and on the registration statement facing page as your principal executive office is a rented mailbox at The UPS Store. If so, please revise to disclose this fact and discuss where you conduct your operations. In this regard, we note your disclosure on page 26 that "[t]he principal stockholders also provided, without cost to the Company, office space valued at $200 per month."
 Robert McGuire
Plantation Corp.
July 11, 2018
Page 2
Risk Factors
Risks Relate to Our Intellectual Property, page 11

2. We note your response to our prior comment 6. Please further revise your disclosure to clearly indicate that you currently do not own any intellectual property rights connected to the company's operations.
We may not be able to secure trademark protection for any marks we use to identify the
Company..., page 12

3. We note your revisions in response our prior comment 7. Please further revise your risk factor here to clarify that your CEO will need to assign the trademarks to the company for the company to have an interest in them.
Item 15. Recent Sale of Unregistered Securities, page 42

4. We note your response to our prior comment 18. Please revise your disclosure to set forth the specific exemption(s) claimed for the offers and sales of the shares to the shareholders of Epic Wyoming and Plantation Delaware in the Merger and the facts relied upon for each exemption. Include in your disclosure the number and nature of the shareholders of
         Epic Wyoming and Plantation Delaware who received shares.
        You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Terry French,
Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at
202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

FirstName LastNameRobert McGuire
Comapany NamePlantation Corp.
                                                               Division of
Corporation Finance
July 11, 2018 Page 2                                           Office of
Telecommunications
FirstName LastName